Exhibit 99.1

Concord Medical Announces Changes to the Board

BEIJING, Sept. 18, 2017 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced the resignation of Mr. LI Yongjun as independent director of the Company and a member of the audit committee of the Board. Mr. LI Yongjun submitted his resignation to the Board for personal reasons.

In addition, Concord Medical's board of directors has appointed Ms. ZHANG Liping as an independent director of the Company and a member of the audit committee of the Board, effective from September 13, 2017.

Ms. Zhang has over 18 years of teaching experience in business. Ms. Zhang joined Trinity Western University as assistant professor in 2005 and has served as associate professor in Trinity Western University since 2014. Prior to joining Trinity Western University, She was a teaching assistant in the Department of Economics at University of Ottawa from 1999 to 2004. Ms. Zhang graduated with a Ph.D. in Economics from University of Ottawa.

Dr. Jianyu Yang, Chairman and CEO, commented, “We are very pleased to welcome Ms. Zhang to the Board. Ms. Zhang’s knowledge and expertise will be invaluable to our growth and we believe she will make significant contributions to the Company. I would also like to express my gratitude to Mr. Li for his contributions to the Company over the past years. He has contributed to our development and we wish him success in the future endeavors.”

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2017, the Company operated a network of 60 centers with 41 hospital partners that spanned 34 cities and 19 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services

Ms. Carol TIAN (Chinese and English)

+86 10 5903 6688 (ext. 608)

yuan.tian@ccm.cn